

May 9, 2011

Mr. Gerry Shirren
Principal Financial Officer
E World Interactive, Inc.
2580 Anthem Village Drive
Henderson, Nevada, 89052

   Re: **E World Interactive, Inc.**
     Form 10-K for the Year Ended December 31, 2009
     Filed April 13, 2010
     Form 10-K/A for the Year Ended December 31, 2009
     Filed September 23, 2010
     Form 10-Q for the Quarterly Period Ended June 30, 2010
     Filed August 16, 2010
     File No. 333-130707

Dear Mr. Shirren:

  We have completed our review of the above-referenced filings and do not have any further comments at this time.

       Sincerely,

       David R. Humphrey
       Branch Chief